ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(AN EXPLORATION STAGE COMPANY)

BALANCE SHEETS

AS AT JULY 31, 2006 AND OCTOBER 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Please note that the Company’s auditors have not reviewed these Financial Statements

	July 31, 2006 $	October 31, 2005 $ (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,757,984	229,647
Accounts receivable and prepaid expenses	52,127	8,784
	4,810,111	238,431
INVESTMENTS	-	10,439
CAPITAL ASSETS	17,700	4,455
MINERAL PROPERTIES	1,215,800	42,000
	6,043,611	295,325
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	296,051	317,805
SHAREHOLDERS' EQUITY
SHARE CAPITAL	17,023,502	6,888,159
SHARE SUBSCRIPTIONS	-	-
CONTRIBUTED SURPLUS	1,180,270	461,770
DEFICIT	(12,456,212)	(7,372,409)
	5,747,560	(22,480)
	6,043,611	295,325

APPROVED BY THE BOARD

“Gary Cope”

Director

"Ross Wilmot”

Director

The accompanying notes are an integral part of these financial statements.

#

ORKO SILVER COPR. (FORMERLY ORKO GOLD CORPORATION)

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED JULY 31, 2006 AND 2005

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

	Three months ended July 31,		Nine Months ended July 31,
	2006 $	2005 $	2006 $	2005 $
EXPLORATION EXPENSES (Schedule 1)
Drilling	940,026	611,731	2,367,358	826,949
Geological	59,036	79,645	152,576	153,394
Geophysical	-	6,250	-	98,867
Site costs	138,645	47,740	408,234	47,740
General exploration	109,229	2,498	213,112	16,899
	1,246,936	747,863	3,141,280	1,143,849
GENERAL EXPENSES
Amortization	1,625	967	3,965	1,646
Bank charges and interest	923	321	59,420	680
Consulting fees	23,438	23,410	70,260	70,233
Exchange loss (gain)	(4,700)	10,374)	15,939	(7,021)
Insurance	1,432	1,078	4,827	3,210
Investor relations	91,622	67,015	198,934	135,508
Management fees	38,500	25,350	151,700	79,050
Office and miscellaneous	23,904	22,121	69,912	37,420
Professional fees	41,338	26,028	110,863	45,703
Rent	8,000	6,000	20,000	18,000
Repairs and maintenance	6,223	658	19,645	1,484
Stock option compensation expense	372,200	15,835	744,400	33,323
Telephone	6,184	1,938	13,306	2,307
Transfer agent and filing fees	32,727	11,961	90,722	26,348
Travel and entertainment	209,453	47,442	439,708	87,240
	852,868	239,750	2,013,600	535,130
OTHER ITEMS
Interest income	(11,494)	(1,413)	(22,954)	(2,311)
Gain on sale of shares	-	-	(48,124)	-
	(11,494)	(1,413)	(71,078)	(2,311)
NET LOSS FOR THE PERIOD	2,088,310	986,201	5,083,802	1,676,669
DEFICIT – BEGINNING OF PERIOD	10,367,902	5,131,894	7,372,410	4,441,426
DEFICIT - END OF PERIOD	12,456,212	6,118,095	12,456,212	6,118,095
BASIC AND DILUTED LOSS PER SHARE	0.04	0.04	0.10	0.07

The accompanying notes are an integral part of these financial statements.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED JULY 31, 2006 AND 2005

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

	Three months ended July 31,		Nine months ended July 31,
	2006 $	2005 $	2006 $	2005 $

CASH AND CASH EQUIVALENTS FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	(2,088,310)	(986,201)	(5,083,802)	(1,676,669)
Items not involving cash
Amortization	1,625	967	3,965	1,646
Stock option compensation	372,200	15,835	744,400	33,323
Interest	-	-	52,000	-
	(1,714,485)	(969,399)	(4,283,437)	(1,641,699)
Change in non-cash working capital items	183,322	505,284	(54,659)	699,323
	(1,531,164)	(464,1150	(4,338,096)	(942,376)
INVESTING ACTIVITIES
Acquisition of equipment	-	-	(17,210)	-
FINANCING ACTIVITIES
Issuance of shares for cash	2,733,436	207,000	8,883,643	930,000
Share subscriptions	(2,478,000)	1,097,250	-	1,097,250
	255,436	1,304,250	8,883,643	2,027,250
INCREASE (DECREASE) IN CASH	(1,275,728)	840,135	4,528,337	1,084,874
CASH - BEGINNING OF PERIOD	6,033,712	288,330	229,647	43,591
CASH - END OF PERIOD	4,757,984	1,128,465	4,757,984	1,128,465

The accompanying notes are an integral part of these financial statements.

SCHEDULE 1

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(AN EXPLORATION STAGE COMPANY)

STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

FOR THE PERIOD ENDED JULY 31, 2006

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

PROPERTY ACQUISITION COSTS	LA PRECIOSA	SANTA MONICA		SAN JUAN	TOTAL
Balance, October 31, 2005	$21,000	$21,000		$-	$42,000
Additions in the period:	1,141,800	-		32,000	1,173,800
Balance, July 31, 2006	$1,162,800	$21,000		$32,000	$1,215,800
EXPLORATION EXPENDITURES YEAR-TO-DATE	LA PRECIOSA	SANTA MONICA		SAN JUAN	TOTAL
Drilling	$2,367,358	$-		$-	$2,367,358
Geological	152,576	-		-	152,576
Geophysical	-	-		-	-
Site costs	408,234	-		-	408,234
General exploration	213,112	-		-	213,112
Total Expenditures for the period	$3,141,280	$-		$-	$3,141,280

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA		SAN JUAN	TOTAL
TOTAL TO DATE

Drilling	$3,673,560	$-		-	$3,673,560
Geological	353,035	-		-	353,035
Geophysical	96,712	-		-	96,712
Site costs	575,138	-		-	575,138
General exploration	277,351	-		-	277,351
Total Expenditures to date	$4,975,796	$-	$		$4,975,796

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED JULY 31, 2006 AND 2005

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED – PREPARED BY MANAGEMENT)

1)

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of BC, Canada under the Company Act (British Columbia on August 5, 1983. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”. The Company’s principal business plan is to acquire, explore and develop mineral properties and ultimately seek earnings by exploiting mineral claims.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of mining properties. Upon location of a commercial mineable reserve, the Company will actively prepare the site for extraction and enter a development stage. At present, management devotes most of its activities to raise sufficient funds to further explore and develop its mineral properties. Planned principal activities have not yet begun. The ability of the Company to emerge from the exploration stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable mining operations. The Company has working capital of $4,514,060 as at July 31, 2006 and has accumulated losses from inception to July 31, 2006 totalling $12,456,212. The Company also has significant mineral property acquisition and exploration commitments. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern.

Management’s plan is to continue raising additional funds through future equity or debt financings.

2)

BASIS OF PRESENTATION

These interim financial statements of Orko Silver Corp. (Formerly Orko Gold Corporation) (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  These financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2005, except as described below.  The disclosures included below are incremental to those included with the annual financial statements.  These interim financial statements should be read in conjunction with the audited annual financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2005.

3)

SIGNIFICANT ACCOUNTING POLICIES

i)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

ii)

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less.

3)

SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)

Investments

Investments in marketable securities are carried at the lower of cost or quoted market value.

iv)

Mineral Properties, Exploration Expenditures

Costs for the acquisition of mineral properties are initially deferred and, once a property is determined to be economically viable, development expenditures on that property are capitalized. All deferred property and capitalized development costs will be amortized following commencement of production, using the unit of production basis. All exploration costs are expensed.

The recorded values for each mineral property and any associated capitalized development costs are reviewed every quarter and, when it is determined that each such aggregate value is no longer appropriate in relation to the property's stage of exploration or development and the current economic viability of the property, or if the property is no longer of interest, its carrying value is adjusted to the estimated net realizable value to the Company.

v)

Capital assets

Capital assets, which consists of computer hardware, is amortized on the declining balance basis at 30% per annum.

vi)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

vii)

Income Taxes

The Company has unused tax losses, income tax reductions and deductible temporary differences.  However, it will only recognize any future income tax benefit to the extent that these amounts will be more than likely realized.

viii)

Stock Based Compensation

The Company uses the fair value method to recognize stock option expense for options granted pursuant to SFAS No. 123 and SFAS No. 123R. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ix)

Earnings Per Share

The Company follows the “treasury stock method” in the calculation of diluted loss per share which requires the presentation of both basic and diluted loss per share on the face of the statement of operations and deficit regardless of the materiality of the difference between them.

4)

SHARE CAPITAL

a)

Authorized: unlimited number of common shares without par value

b)

Issued and Outstanding:

	No. of Shares	$
Balance, October 31, 2004	19,558,384	4,429,559
Private placement at $0.15 per unit	2,250,000	337,500
Private placement at $0.25 per unit	4,800,000	1,200,000
Private placement at $0.27 per unit	400,000	108,000
Shares issued for finders’ fee	603,685	131,915
Shares issued for La Preciosa property	50,000	21,000
Shares issued for Santa Monica property	50,000	21,000
Exercise of warrants	6,620,000	668,000
Exercise of options	690,000	72,600
Fair value of options exercised	-	30,500
Less: Share issue costs	-	(131,915)
Balance, October 31, 2005	35,022,069	6,888,159

Private placement at $0.30 per unit	10,667,332	3,200,200
Private placement at $0.35 per unit	8,798,570	3,079,499
Private placement at $0.59 per unit	4,600,000	2,714,000
Shares issued for finders’ fee	957,000	406,048
Shares issued for bridge loan	100,000	52,000
Shares issued for La Preciosa property	2,378,750	1,141,800
Shares issued for San Juan property	40,000	32,000
Exercise of warrants	1,937,483	416,893
Exercise of options	210,000	47,550
Exercise of agent’s options	85,300	25,590
Fair value of options exercised	-	25,900
Less: Share issue costs	-	(1,006,137)
Balance, July 31, 2006	64,796,504	17,023,502

c)

Warrants outstanding:

As at July 31, 2006, warrants outstanding were as follows:

No. of Warrants	Exercise Price	Expiry Date
1,195,000	$0.20	March 14, 2007
2,401,000	$0.30	August 17, 2007
112,343	$0.35	August 17, 2007
10,883,799	$0.40	February 3, 2007
9,031,520	$0.50	September 2, 2007
2,485,000	$0.78	May 23, 2008
26,108,662

d)

Options outstanding:

As at July 31, 2006, options outstanding were as follows:

No. of Common Shares Issuable	Exercise Price	Date of Expiry
865,000	$0.11	October 21, 2008
260,000	$0.22	December 4, 2006
80,000	$0.13	November 30, 2006
100,000	$0.25	January 28, 2007
25,000	$0.30	April 7, 2007
50,000	$0.24	April 22, 2007
175,000	$0.40	June 16, 2007
200,000	$0.54	August 30, 2007
1,065,000	$0.45	September 21, 2007
2,460,000	$0.55	March 3, 2011
300,000	$0.47	March 23, 2011
5,580,000

e)

Agent’s options outstanding (exercisable into Units consisting of one common share and one warrant):

No. of Units Issuable	Exercise Price	Date of Expiry
594,700	$0.30	February 3, 2007

5)

RELATED PARTY TRANSACTIONS

a)

During the period ended July 31, 2006, officers were paid $151,700 (2005 - $79,050) for management of the Company’s affairs.

b)

Accounts payable at July 31, 2006 includes $Nil (2005 - $2,592) due to a company with a common director.

6)

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). The effects of material differences in accounting principles that affect the Company’s financial statements are as follows:

	July 31, 2006 $	October 31, 2005 $

a) Contributed surplus

Stated amount under Canadian GAAP	1,180,270	461,770
Adjustment for stock-based compensation	344,270	344,270

Amount under US GAAP	836,000	117,500

b) Share capital

Stated amount under Canadian GAAP	17,023,502	6,888,159
Adjustment for stock-based compensation	20,000	20,000

Amount under US GAAP	17,003,502	6,868,159

	Three months ended		Nine months ended
	July 31, 2006 $	July 31, 2005 $	July 31, 2006 $	July 31, 2005 $

c) Deficit

Stated amount under Canadian GAAP	12,456,212	6,118,095	12,456,212	6,118,095
Adjustment for stock-based compensation	364,270	46,850	364,270	46,850

Amount under US GAAP	12,091,942	6,071,245	12,091,942	6,071,245

d) Loss for the period

Stated amount under Canadian GAAP	2,088,310	986,201	5,083,802	1,676,669
Adjustment for stock-based compensation	-	9,760	-	24,498

Amount under US GAAP	2,088,310	976,441	5,083,802	1,652,171

Loss per share under US GAAP	0.04	0.04	0.07	0.07

Weighted average number of shares outstanding	57,604,419	26,681,645	49,967,108	23,873,769

The Company adopted FAS 123(R) with respect to accounting for stock based compensation for the purposes of reporting financial information under US GAAP effective February 1, 2006.

6)

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 3(iv), the Company capitalizes acquisition costs, expenses exploration costs, and capitalizes development costs once a mineral property is determined to be economically viable.

As at July 31, 2006, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  During the periods ended July 31, 2006 and 2005,, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with CICA 3063, “Impairment of Long-Lived Assets”, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements.

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7. The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided in EITF 04-03.  During the periods ended July 31, 2006 and 2005, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with SFAS No. 144 and EITF 04-03, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements.

As at July 31, 2006 and 2005, there are no differences in the carrying values of mineral properties under Canadian and US GAAP, since the only costs capitalized to date under both Canadian and US GAAP have been acquisition costs whose values have not been impaired.

7)

SUBSEQUENT EVENTS

a)

On August 29, 2006, the Company announced that the TSX Venture Exchange had elevated the Company's listing from Tier 2 to Tier 1 status. Tier 1 is the Exchange's premier tier and is reserved for the Exchange's most advanced issuers with the most significant resources.

b)

On September 7, 2006, the Company announced an update to the silver-gold Inferred Resource Estimate originally announced in January 2006 and the discovery of a new vein, the Nancy vein, on La Preciosa property in Durango, Mexico. La Preciosa deposit now has an outlined Inferred Resource of 3.42 million tonnes grading 235.0 silver grams per tonne (g/t) and 0.435 gold g/t, for a silver-equivalent grade of 261.1 g/t. This represents a silver-equivalent metal content of 892 million grams (28.7 million ounces).

c)

On September 13, 2006, the Company announced that it had granted options to certain of its directors, officers, consultants and employees to purchase a total of 1,450,000 shares at a price of $0.55 per share for a period of five (5) years ending September 11, 2011. The options have been granted under the Company's existing stock option plan and are subject to vesting provisions contained in the Company's stock option plan.